Exhibit 99.1

Haoxin Holdings Limited Receives Nasdaq Notification Regarding Minimum Bid-Price Requirement

Ningbo, Zhejiang, China, Dec. 17, 2025 (GLOBE NEWSWIRE) -- Haoxin Holdings Limited (Nasdaq: HXHX) (“Haoxin” or the “Company”) today announced that on December 15, 2025, it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the Minimum Bid Price Requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The notification was issued because the closing bid price of the Company’s Class A ordinary shares was below US$1.00 per share for 31 consecutive business days, from October 30, 2025, to December 12, 2025. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Nasdaq notification letter has no immediate effect on the listing of the Company’s Class A ordinary shares, which will continue to trade on The Nasdaq Capital Market under the ticker symbol “HXHX.”

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180-calendar-day compliance period, ending on June 15, 2026, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s Class A ordinary shares must be at least US$1.00 for a minimum of 10 consecutive business days at any time during this period. If this condition is met, Nasdaq will provide written confirmation of compliance, and the matter will be closed.

If the Company does not regain compliance within the initial compliance period, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify for an additional period, the Company would be required to meet the continued listing requirements for The Nasdaq Capital Market (other than the bid-price requirement) and provide written notice of its intention to cure the bid price deficiency during the second compliance period, by effecting a reverse stock split if necessary.

The Company intends to actively monitor the closing bid price of its Class A ordinary shares and is considering all available options to regain compliance with the Minimum Bid Price Requirement and maintain its Nasdaq listing. These options may include, among other things, effecting a reverse stock split.

About Haoxin Holdings Limited

Haoxin Holdings Limited is a provider of temperature-controlled truckload transportation services and urban delivery services in China. The Company primarily provides transportation services using its large and medium-sized temperature-controlled logistics vehicles, and also offers urban delivery services through medium-sized vans to customers with short-distance, intra-city delivery needs. The goods transported by the Company mainly focus on factory logistics, including electronic devices, chemicals, fruit, food, and commercial goods. Haoxin Holdings Limited’s transportation network covers 30 out of the 34 provinces and autonomous regions in China. For more information, please visit the Company’s website at ir.haoxinholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact and include, without limitation, statements regarding the Company’s intentions, plans, and ability to regain compliance with Nasdaq’s continued listing requirements, including any potential reverse stock split. Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control, that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company’s ability to successfully implement any of its plans to regain compliance and external market factors. The Company does not undertake any obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Haoxin Holdings Limited

Investor Relations

Email: Company@haoxinholdings.com